UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TITAN TRADING ANALYTICS INC.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

887902104
(CUSIP Number)

Kenneth Powell
Unit 120, 4445 Calgary Trail
Edmonton, Alberta
Canada T6H 5R7
(780)-438-1239
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2008 through to July 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887902104	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons.

Kenneth Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [_]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization

Canada

	7.	Sole Voting Power

		22,599,662

Number of Shares	8.	Shared Voting Power
Beneficially
Owned by Each		3,626,397
Reporting Person
With	9.	Sole Dispositive Power

		22,599,662

	10.	Shared Dispositive Power

		3,626,397

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

26,226,059

CUSIP No. 887902104	13D	Page 3 of 12 Pages

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.	Percent of Class Represented by Amount in Row (11)

23.27%

14.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons.

Karen Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [_]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization

Canada

	7.	Sole Voting Power
Number of Shares
Beneficially		3,626,397
Owned by Each
Reporting Person	8.	Shared Voting Power
With
		0

CUSIP No. 887902104	13D	Page 4 of 12 Pages

9.	Sole Dispositive Power

3,626,397

10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,626,397

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.	Percent of Class Represented by Amount in Row (11)

3.22%

14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at Unit 120, 4445 Calgary Trail, Edmonton, Alberta T6H 5R7, Canada.

Item 2. Identity and Background.

(a)	(i)	Kenneth Powell

	(ii)	Karen Powell

(b)	(i)	128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

	(ii)	128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

(c)	(i)	Director; Titan Trading Analytics Inc.; software company; Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T5H 5R7, Canada

	(ii)	Self-employed physician and spouse of Dr. Kenneth Powell

(d)	(i)	Dr. Kenneth Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 887902104	13D	Page 5 of 12 Pages

	(ii)	Dr. Karen Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	(i)

Dr. Kenneth Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(ii)	Karen Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i)	Canadian

	(ii)	Canadian

Item 3. Source and Amount of Funds or Other Consideration.

(i)	On December 22, 2008, Dr. Powell disposed of 300,000 common shares through a private transaction at a price of Cdn.$0.10 per share.

On February 13, 2009, Dr. Powell acquired 20,000 common shares through a private transaction at a price of Cdn.$0.295 per share. The aggregate amount paid by Dr. Powell from his personal funds was Cdn.$5,900.

On April 2, 2009, Dr. Powell disposed of 8,000 common shares through a private transaction at a price of Cdn.$0.295 per share.

On August 12, 2009, Dr. Powell disposed of 400,000 common shares through a private transaction for no consideration.

In a private placement of units of the Issuer that closed on October 15, 2009, with each unit consisting of one common share and one-half of one common share purchase warrant, Dr. Powell acquired and registered in the name Kenneth Powell, 1,952,000 common shares and 976,000 warrants. The aggregate amount paid by Dr. Powell from his personal funds for the units was Cdn.$488,000. In order to purchase the common shares underlying the warrants, Dr. Powell must pay the exercise price for such securities.

On October 19, 2009, Dr. Powell disposed of 400,000 common shares through a private transaction for no consideration.

On March 4, 2010, Dr. Powell disposed of 100,000 common shares through a private transaction at a price of Cdn.$0.24 per share.

In a private placement of units of the Issuer that closed on May 27, 2010, with each unit consisting of one common share and one common share purchase warrant, Dr. Powell acquired and registered in the name Kenneth Powell, 1,525,000 common shares and 1,525,000 warrants. The aggregate amount paid by Dr. Powell from his personal funds for the units was Cdn.$305,000. In order to purchase the common shares underlying the warrants, Dr. Powell must pay the exercise price for such securities.

On September 30, 2010, Dr. Powell disposed of 559,000 common shares through a private transaction at a price of Cdn.$0.10 per share.

CUSIP No. 887902104	13D	Page 6 of 12 Pages

On October 8, 2010, Dr. Powell disposed of 1,050,000 common shares through a private transaction at a price of Cdn.$0.10 per share.

In a private placement of units of the Issuer that closed on October 13, 2010, with each unit consisting of one common share and one common share purchase warrant, Dr. Powell acquired and registered in the name Kenneth Powell, 8,030,000 common shares and 8,030,000 warrants. The aggregate amount paid by Dr. Powell from his personal funds for the units was Cdn.$803,000. In order to purchase the common shares underlying the warrants, Dr. Powell must pay the exercise price for such securities.

On October 13, 2010, Dr. Powell disposed of 3,950,000 common shares through a private transaction at a price of Cdn.$0.10 per share.

On October 15, 2010, Dr. Powell disposed of 1,000 common shares through a private transaction for no consideration.

On December 9, 2010, Dr. Powell disposed of 25,000 common shares through a private transaction at a price of Cdn. $0.15 per share.

On December 12 2010, Dr. Powell disposed of 12,500 common shares through a private transaction at a price of Cdn. $0.15 per share.

On December 12 2010, Dr. Powell disposed of 12,500 common shares through a private transaction at a price of Cdn. $0.14 per share.

On October 26, 2011, Dr. Powell disposed of 1,000 common shares through a private transaction at a price of Cdn.$0.15 per share.

On October 28, 2011, Dr. Powell disposed of 109,000 common shares through a private transaction at a price of Cdn. $0.13 per share.

(ii)

In a private placement of units of the Issuer that closed on March 15, 2009, with each unit consisting of one common share and one-half of one common share purchase warrant, Mrs. Karen Powell, the wife of Dr. Powell, acquired and registered in the name Karen Powell, 110,000 common shares and 55,000 warrants. The aggregate amount paid by Mrs. Powell from her personal funds for the units was Cdn.$27,500. In order to purchase the common shares underlying the warrants, Mrs. Powell must pay the exercise price for such securities.

In a private placement of units of the Issuer that closed on October 15, 2009, with each unit consisting of one common share and one-half of one common share purchase warrant, Mrs. Karen Powell, the wife of Dr. Powell, acquired and registered in the name Karen Powell, 300,000 common shares and 150,000 warrants. The aggregate amount paid by Mrs. Powell from her personal funds for the units was Cdn.$75,000. In order to purchase the common shares underlying the warrants, Mrs. Powell must pay the exercise price for such securities.

In December, 2009, Mrs. Karen Powell, the wife of Dr. Powell, disposed of 47,500 common shares through the public market at a price of Cdn.$0.295 per share.

In a private placement of units of the Issuer that closed on October 15, 2010 with each unit consisting of one common share and one common share purchase warrant, Mrs. Karen Powell, the wife of Dr. Powell, acquired and registered in the name Karen Powell, 400,000 common shares and 400,000 warrants. The aggregate amount paid by Mrs. Powell from her personal funds for the units was Cdn.$40,000. In order to purchase the common shares underlying the warrants, Mrs. Powell must pay the exercise price for such securities.

CUSIP No. 887902104	13D	Page 7 of 12 Pages

In October, 2010, Mrs. Karen Powell, the wife of Dr. Powell, disposed in the public market of 195,000 common shares at a price of Cdn. $0.14 per share.

In a private placement of units of the Issuer that closed on June 1, 2011 with each unit consisting of one common share and one common share purchase warrant, Mrs. Karen Powell, the wife of Dr. Powell, acquired and registered in the name Karen Powell, 100,000 common shares and 100,000 warrants. The aggregate amount paid by Mrs. Powell from her personal funds for the units was Cdn.$10,000. In order to purchase the common shares underlying the warrants, Mrs. Powell must pay the exercise price for such securities.

Item 4. Purpose of Transaction.

(i)	On February 13, 2009, Dr. Powell acquired in a private transaction 20,000 common shares. Dr. Powell purchased these securities for investment purposes.

In a private placement of units of the Issuer that closed on October 15, 2009, Dr. Powell acquired 1,952,000 common shares and 976,000 warrants. Dr. Powell purchased these securities for investment purposes.

In a private placement of units of the Issuer that closed on May 27, 2010, Dr. Powell acquired 1,525,000 common shares and 1,525,000 warrants. Dr. Powell purchased these securities for investment purposes..

In a private placement of units of the Issuer that closed on October 13, 2010, Dr. Powell acquired 8,030,000 common shares and 8,030,000 warrants. Dr. Powell purchased these securities for investment purposes.

In public transactions, Dr. Powell disposed a total of 2,907,000 common shares and in private transactions Dr. Powell disposed a total of 4.021.000 common shares.

(ii)

In a private placement of units of the Issuer that closed on March 15, 2009, Mrs. Karen Powell, the wife of Dr. Powell, acquired 110,000 common shares and 55,000 warrants. Mrs. Karen Powell purchased these securities for investment purposes.

In a private placement of units of the Issuer that closed on October 15, 2009, Mrs. Karen Powell, the wife of Dr. Powell, acquired 300,000 common shares and 150,000 warrants. Mrs. Karen Powell purchased these securities for investment purposes.

In a private placement of units of the Issuer that closed on October 15, 2010, Mrs. Karen Powell, the wife of Dr. Powell, acquired 400,000 common shares and 400,000 warrants. Mrs. Karen Powell purchased these securities for investment purposes.

In a private placement of units of the Issuer that closed on June 1, 2011, Mrs. Karen Powell, the wife of Dr. Powell, acquired 100,000 common shares and 100,000 Warrants. Mrs. Karen Powell purchased these securities for investment purposes.

In public transactions, Mrs. Karen Powell, the wife of Dr. Powell, disposed a total of 242,500 common shares.

Item 5. Interest in Securities of the Issuer.

(a)	(i)

Dr. Powell is the beneficial owner of 26,226,059 common shares, or 23.27% of the Issuer's outstanding common shares as of July 10, 2012, which includes a total of 14,521,059 common shares acquired through private offerings and through the public market, along with: (A) 100,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.37 per share until January 28, 2013;

CUSIP No. 887902104	13D	Page 8 of 12 Pages

(B) 25,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.36 per share until November 7, 2013; (C) 150,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.33 per share until March 6, 2014; (D) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn. $0.17 per share until March 3, 2015.(E) 150,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 29, 2012; (F) 2,000,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until August 14, 2012; (G) 976,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.50 per share until October 15, 2013; (H) 7,130,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn. $0.30 per share until October 12, 2012 (I) 150,000 common shares of the Issuer underlying warrants held by Karen Powell, the wife of Dr. Powell , that are exercisable any time at an exercise price of Cdn. $0.50 and expire October 15, 2013.. The warrants are deemed to be beneficially owned by Dr. Powell. (J) 400,000 common shares of the Issuer underlying warrants held by Karen Powell, the wife of Dr. Powell , that are exercisable any time at an exercise price of Cdn. $0.30 and expire on October 12, 2012. The warrants are deemed to be beneficially owned by Dr. Powell. (K) 100,000 common shares of the Issuer underlying warrants held by Karen Powell, the wife of Dr. Powell , that are exercisable any time at an exercise price of Cdn. $0.33 and expire on June 7, 2013. The warrants are deemed to be beneficially owned by Dr. Powell. (L) 187,000 common shares that are held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (M) 5,000 common shares underlying warrants held by Cameron Powell, the son of Dr. Powell, that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 29, 2012; (N) 10,000 common shares underlying warrants held by Cameron Powell, the son of Dr. Powell, that are exercisable any time at an exercise price of Cdn.$0.50 per share until October 15, 2013; (O) 187,000 common shares that are held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (P) 5,000 common shares underlying warrants held by Carson Powell, the son of Dr. Powell, that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 29, 2012; (Q) 10,000 common shares underlying warrants held by Carson Powell, the son of Dr. Powell, that are exercisable any time at an exercise price of Cdn.$0.50 per share until October 15, 2013;

	(ii)	Karen Powell is the beneficial owner of 2,976,397 common shares, and 650,000 common share purchase warrants, or 3.22% of the Issuer’s outstanding common shares as of July 10, 2012,

(b)		Number of shares as to which such person has:

(i)	(A)

Sole power to vote or to direct the vote of 22,599,662 common shares, which includes (1) 11,544,662 common shares, (2) 395,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (3) 10,286,000 common shares issuable upon the exercise of warrants; (4) 187,000 common shares held by Cameron Powell; (5) 15,000 common shares issuable upon the exercise of warrants held by Cameron Powell; (6) 187,000 common shares held by Carson Powell; and (7) 15,000 common shares issuable upon the exercise of warrants held by Carson Powell.

	(B)	Sole power to vote or to direct the vote of 2,976,397 common shares, and 650,000 common share purchase warrants.

(ii)	(A)	Shared power to vote or to direct the vote of 2,976,397 common shares, and 650,000 common share purchase warrants, which represents the common shares and warrants held by Mrs. Powell.

	(B)	Shared power to vote or to direct the vote of 0 common shares.

CUSIP No. 887902104	13D	Page 9 of 12 Pages

	(iii)	(A)

Sole power to dispose or to direct the disposition of 22,599,662 common shares, which includes (1) 11,544,662 common shares, (2) 395,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (3) 10,256,000 common shares issuable upon the exercise of warrants; (4) 187,000 common shares held by Cameron Powell; (5) 15,000 common shares issuable upon the exercise of warrants held by Cameron Powell; (6) 187,000 common shares held by Carson Powell; and (7) 15,000 common shares issuable upon the exercise of warrants held by Carson Powell.

		(B)	Sole power to dispose or direct the disposition of 2,976,397 common shares, and 650,000 common share purchase warrants.

	(iv)	(A)	Shared power to dispose or to direct the disposition of 2,976,397 common shares, and 650,000 common share purchase warrants, which represents the common shares and warrants held by Mrs. Powell.

		(B)	Shared power to dispose or direct the disposition of 0 common shares.

(c)	(i)	Except as described in Item 3 above, Dr. Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

	(ii)	Except as described in Item 3 above, Mrs. Karen Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Dr. Powell may acquire 100,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.37 per share until January 28, 2013. Dr. Powell may acquire 25,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.36 per share until November 7, 2013. Dr. Powell may acquire 150,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.33 per share until March 6, 2014. Dr. Powell may acquire 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are fully vested and fully exercisable at an exercise price of Cdn $0.17 per share until March 3, 2015.

Dr. Powell may acquire 150,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 28, 2012. Dr. Powell may acquire 2,000,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until August 14, 2012. Dr. Powell may acquire 976,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.50 per share until October 15, 2013. Dr. Powell may acquire 7,130,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.30 per share until October 12, 2012.

Cameron Powell, the son of Dr. Powell, may acquire 5,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 29, 2012. Cameron Powell, the son of Dr. Powell, may acquire 10,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.50 per share until October 15, 2013. Carson Powell, the son of Dr. Powell, may acquire 5,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 29, 2012. Carson Powell, the son of Dr. Powell, may acquire 10,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.50 per share until October 15, 2013.

CUSIP No. 887902104	13D	Page 10 of 12 Pages

Mrs. Karen Powell, the wife of Dr. Powell, may acquire 150,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.50 per share until October 15, 2013. Mrs. Karen Powell, the wife of Dr. Powell, may acquire 400,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.30 per share until October 12, 2012 Mrs. Karen Powell, the wife of Dr. Powell, may acquire 100,000 common shares of the Issuer underlying warrants that are exercisable at time at an exercise price of Cdn.$0.33 per share until June 10, 2013.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

CUSIP No. 887902104	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 10, 2012

/s/ Kenneth Powell
Kenneth Powell

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 10, 2012

/s/ Karen Powell
Karen Powell